LCNB Corp.

2 North Broadway

Lebanon, Ohio 45036

August 29, 2013

VIA EDGAR

Mark Webb

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:

LCNB Corporation

Registration Statement on Form S-3

Filed August 13, 2013, As Amended on August 26, 2013

File Number 333-190577

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LCNB Corp., an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on September 3, 2013, or as soon thereafter as practicable.  In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Susan B. Zaunbrecher, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8171 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

LCNB Corp.

By: /s/ Robert C. Haines II

Name: Robert C. Haines II

Title: Chief Financial Officer